UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                     Iowa Telecommunications Services, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   462594 20 1
                                 (CUSIP Number)


                                December 31, 2006
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). CUSIP No. 462594 20 1

CUSIP No. 462594 20 1

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1)       Names of Reporting Persons.                 Iowa Network Services, Inc.
         I.R.S. Identification Nos. of Above Persons      42-1225512
         (entities only)

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2)       Check the Appropriate Box if a Member of a Group                (a) [ ]
         (See Instructions)                                              (b) [ ]

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3)       SEC Use Only

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4)       Citizenship or Place of Organization                              Iowa


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         Number of Shares           5)      Sole Voting Power                  0
         Beneficially               --------------------------------------------
         Owned by Each              6)      Shared Voting Power          943,907
         Reporting                                                  (See Item 4)
         Person With                --------------------------------------------
                                    7)      Sole Dispositive Power             0
                                    --------------------------------------------
                                    8)      Shared Dispositive Power     943,907
                                                                    (See Item 4)
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9)       Aggregate Amount Beneficially Owned by Each Reporting Person    943,907
                                                                    (See Item 4)

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10)      Check if the Aggregate Amount in Row (9) Excludes
         Certain Shares (See Instructions)                                   [ ]

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11)      Percent of Class Represented by Amount in Row 9                    3.0%

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12)      Type of Reporting Person (See Instructions)                          CO

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                                                                     Page 2 of 8

CUSIP No. 462594 20 1

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13)      Names of Reporting Persons.             Pine Island Capital Corporation
         I.R.S. Identification Nos. of Above Persons (entities only)

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14)      Check the Appropriate Box if a Member of a Group                (a) [ ]
         (See Instructions)                                              (b) [ ]

--------------------------------------------------------------------------------
15)      SEC Use Only

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16)      Citizenship or Place of Organization                            Nevada


--------------------------------------------------------------------------------
         Number of Shares           17)     Sole Voting Power                  0
         Beneficially               --------------------------------------------
         Owned by Each              18)     Shared Voting Power          943,907
         Reporting                                                  (See Item 4)
         Person With                --------------------------------------------
                                    19)     Sole Dispositive Power             0
                                    --------------------------------------------
                                    20)     Shared Dispositive Power     943,907
                                                                    (See Item 4)
--------------------------------------------------------------------------------
21)      Aggregate Amount Beneficially Owned by Each Reporting Person    943,907
                                                                    (See Item 4)

--------------------------------------------------------------------------------
22)      Check if the Aggregate Amount in Row (9) Excludes
         Certain Shares (See Instructions)                                   [ ]

--------------------------------------------------------------------------------
23)      Percent of Class Represented by Amount in Row 9                    3.0%

--------------------------------------------------------------------------------
24)      Type of Reporting Person (See Instructions)                          CO

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                                                                     Page 3 of 8

Item 1.

(a)  Name of Issuer

     Iowa Telecommunications Services, Inc.

(b)  Address of Issuer's Principal Executive Office

     115 S. Second Avenue West, Newton, Iowa 50208

Item 2.

(a)  Name of Persons Filing

     Iowa Network Services, Inc. ("INS")
     Pine Island Capital Corporation ("Pine Island")

(b)  Address of Principal Business Office or if none, Residence

     INS:  4201 Corporate Drive, West Des Moines, Iowa 50266

     Pine Island:  2265-B Renaissance Drive, Suite 9, Las Vegas, Nevada  89119

(c)  Citizenship

     INS:  Iowa

     Pine Island:  Nevada

(d)  Title of Class of Securities

     Common stock, par value $.01 per share

(e)  CUSIP number

     462594 20 1

Item 3.

     If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).


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

(c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ___ An investment adviser in accordance with ss.240.13d- 1(b)(1)(ii)(E).

(f) ___ An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

(g) ___ A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G)

(h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ___ Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 943,907 shares (as of December 31, 2006). By virtue of its ownership of Pine Island, INS may be deemed to beneficially own the shares owned by Pine Island.

(b) Percent of class: 3.0% (based on 31,708,970 shares outstanding, as set forth in Iowa Telecommunications Services, Inc.'s Current Report on Form 10-Q for the period ended September 30, 2006)

(c)  Number of shares as to which the person has:

     INS:

     (i)   Sole power to vote or to direct the vote: 0

     (ii)  Shared power to vote or to direct the vote: 943,907*

     (iii) Sole power to dispose or to direct the disposition of: 0

     (iv)  Shared power to dispose or to direct the disposition of: 943,907*

     Pine Island:

     (i)   Sole power to vote or to direct the vote: 0

     (ii)  Shared power to vote or to direct the vote: 943,907*

     (iii) Sole power to dispose or to direct the disposition of: 0

     (iv)  Shared power to dispose or to direct the disposition of: 943,907*

* As of December 31, 2006

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification.

         Pine Island certifies as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   1/29/2007                      IOWA NETWORK SERVICES, INC.

                                       By: /s/ RICHARD M. VOHS
                                           -------------------------------------
                                           Richard M. Vohs, President


Date:   1/29/2007                      PINE ISLAND CAPITAL CORPORATION

                                       By: /s/ RICHARD M. VOHS
                                           -------------------------------------
                                           Richard M. Vohs, President

                                    Exhibit 1

     Pine Island Capital Corporation is a wholly-owned subsidiary of Iowa Network Services, Inc.


                                                                     Page 8 of 8